Mail Stop 7010

						August 23, 2005

via U.S. mail and Facsimile

Gordon Davies
President
Reclamation Consulting and Applications, Inc.
23832 Rockfield Boulevard, Suite 275
Lake Forest, California 92630

	Re:	Reclamation Consulting and Applications, Inc.
Form SB-2 filed July 27, 2005
File No. 333-126916

Dear Mr. Davies:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form SB-2 filed July 27, 2005

June 2005 Securities Purchase Agreement, page 5

1. We note the Securities Purchase Agreement provides for the sale of convertible notes in principal amount of $2,000,000 and the sale of warrants to purchase 8,000,000 shares of common stock to the investors pursuant to the Securities Purchase Agreement. Revise here, and throughout the prospectus as necessary, to disclose the principal amount of convertible notes and denomination of the notes, as well as the number of warrants being sold to the investors. In addition, disclose the consideration paid or to be paid for the warrants. In this regard, we note your disclosure on page 29 in the
Convertible Securities section with regard to the issuance of the securities and payment for the securities.

Risk Factors, page 6
There Are a Large Number of Shares Underlying our Secured
Convertible
Notes..., page 7

2. Tell us supplementally, and revise your disclosures to clarify, what you mean when you state that you have an "obligation to sell secured convertible notes that may be converted into an estimated 13,684,211 shares ... and issue warrants to purchase 5,200,000 shares of common stock in the near future." In this regard, we assume that your obligation to sell secured convertible notes and issue warrants is pursuant to the Securities Purchase Agreement and that the sale will be completed within five days of this registration statement becoming effective. Please also update this disclosure and disclosure throughout the prospectus to reflect the amount of notes and warrants you have issued. We understood that an additional $600,000 of notes and warrants, whose underlying shares are being registered for resale, were to have been issued shortly after the registration statement was filed.

3. It is unclear what you mean by the statement "All of the shares, including all of the shares issuable upon conversion of the secured convertible notes and upon exercise of our warrants, may be sold without restriction." It appears that the convertible notes and warrants have been issued pursuant to an exemption from registration under the Securities Act and therefore the underlying common stock would be subject to certain resale restrictions. Please revise to clarify, if true, that these shares can be resold pursuant the prospectus that forms part of this registration statement once the registration statement is effective.

The Continuously Adjustable Conversion Price..., page 8

4. Please revise this risk factor to discuss the fact that this downward pressure could encourage short sales by selling security holders or others. Please explain short selling and its likely impact on the market price of your common stock.

Description of Securities, page 29
Warrants, page 29

5. We note that you have issued 2,800,000 warrants to purchase shares of common stock and are obligation to issue 5,200,000 additional warrants. Please revise to clarify when you are required to issue the additional warrants and disclose any compensation to be received for the warrants.
6. Revise this section to state, if true, that you are registering the resale of the common stock underlying the warrants discussed in the prospectus rather than registering the sale of the common stock.

Selling Stockholders, page 33

7. Describe here the material transactions and relationships between
Reclamation Consulting and Application and each of the selling shareholders during the past three years. See Item 507 of Regulation
S-B. Please describe the transactions in which you issued the shares to be resold and the warrants in materially complete terms, including the basic terms of all the issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares and warrants received by them. We note that you describe the transaction in which you entered into the Securities Purchase Agreement with the four accredited investors, however, it does not appear that you have discussed the transactions in which you issued the other common shares registered for resale.

8. Revise the selling shareholder table to include a line that shows the total number of shares to be offered in this prospectus.

Plan of Distribution, page 31

9. Please tell us whether any of the selling shareholders are a broker-dealer or an affiliate of broker-dealer. If any selling shareholder is a registered broker-dealer, it should be named as an underwriter. If the selling shareholder is an affiliate of a registered broker-dealer, expand the prospectus to indicate whether it acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition it had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

10. Please expand your disclosure in the first full paragraph after the bullets on page 31 to describe in greater detail Rule 144 under the Securities Act as it pertains to resales of your common stock.

11. Please revise this section to state that if an underwriter or broker-dealer is used in the resale of the shares, you will file a post-effective amendment to disclose the name of the underwriter and discuss the material terms of any agreement.

Exhibit 4.1

12. We note the condition set forth in section 7.h. that the buyer shall have received an opinion of the company`s counsel "in form, scope and substance reasonably satisfactory to the Buyer" dated as of the closing date as a condition precedent to the buyers` purchase of the notes and warrants. We also note the opinion of company`s counsel must be in substantially the same form as Exhibit D "attached hereto", however, it does not appear that the exhibit has been attached. Please supplementally provide us with a copy of Exhibit D.
We may have further comments upon review of the exhibit.

13. Please file a copy of the Securities Purchase Agreement whose signature pages include the amounts of notes, warrants and purchase price each purchaser agreed to buy.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions on disclosure issues to Tamara
Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to me at (202) 551-3760.


	Sincerely,



	Pamela A. Long
	Assistant Director


cc: 	Andrea Cataneo, Esq.
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas, 21st Floor
	New York, New York 10018
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Gordon Davies
Reclamation Consulting and Applications, Inc.
August 23, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE